NORTHANN CORP.

9820 Dino Drive, Suite 110

Elk Grove, CA 95624

January 26, 2023

Via Edgar Correspondence

Alex King

Division of Corporation Finance

Office of Manufacturing

U.S. Securities Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Northann Corp. (the “Company”)

Dear Mr. King:

This letter is in response to the letter dated January 11, 2023 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Northann Corp. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Draft Registration Statement Amendment”) is being submitted to accompany this letter.

Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted December 27, 2022

Risks Related to Our Business and Industry

Our financial statements contain an explanatory paragraph regarding uncertainty as our ability to raise capital and...as a going concern., page 28

1)	Refer to your disclosure of the amounts for working capital deficit and accumulated deficit as of September 30, 2022 and December 31, 2021. Please reconcile with the respective amounts disclosed in the financial statements. For example, we note your working capital deficit was $4,131,950 and $6,905,031 at September 30, 2022 and December 31, 2021, respectively, and that you have retained earnings rather than an accumulated deficit at each balance sheet date. To the extent your reference to accumulated deficit should instead mean stockholders' deficit, we note you had stockholders' equity at September 30, 2022 and a deficit at December 31, 2021. Please revise or advise accordingly.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we revised the disclosure on page 28 of the Draft Registration Statement Amendment.

Capitalization, page 37

2)	We note several inconsistencies between the amounts presented in the capitalization table and the amounts shown on your September 30, 2022 balance sheet on page F-23, including the amounts presented for total bank borrowings, accumulated paid-in capital, retained earnings and total stockholders' equity. Please revise to resolve the inconsistencies, or advise us. In addition, revise the table to include your Convertible Notes as part of your capitalization.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we revised the disclosure on page 37 of the Draft Registration Statement Amendment.

Dilution, page 38

3)	Refer to the dilution table on page 38. Given that you have stockholders' equity as of September 30, 2022, please provide us with your computation of the line item net tangible book value per share as of September 30, 2022 of $(1.25). Your response should include detailed amounts obtained from the September 30, 2022 balance sheet at page F- 23 along with the number of common shares used in the computation.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we updated the net tangible book value per share as of September 30, 2022 on page 38 of the Draft Registration Statement Amendment. The computation is below:

	as of September 30, 2022, in US$
Total asset	15,511,802	Page F-23
less: intangible assets	0
less: total liabilities	-13,293,890	Page F-23
	2,217,912	Page F-23
number of shares outstanding	10,000,000	Page F-23
Net tangible book value per share	0.22

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations: Comparison for the Nine Months Ended September 30, 2022 and 2021, page 44.

4)	Refer to your discussion of revenues on page 44. Please expand to discuss the reasons for the lower turnover of inventory which caused a decrease in sales volume. Explain why your sales of products decreased in both terms of dollars and volume.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that the inventory turnover slowed down and the sales decreased in dollars and volume because, in response to the supply chain disruptions in 2021 and the first half of 2022, some of our customers stockpiled our products and placed orders in large quantity in 2021, causing their demands to decrease in 2022. In addition, due to the slowdown in consumer spending in the United States in 2022, we received less orders from our customers in the nine months ended September 30, 2022 as compared to the same period in 2021.

5)	Refer to your discussion of selling expenses on page 45, where you indicate that salaries and social insurance decreased in the nine months ended September 30, 2022, but in the next sentence you refer to an increase in that line item during the same period. Please revise to eliminate this inconsistency. In addition, revise to clarify whether tariffs paid are part of your selling expenses and if so, where they are presented on the table on page 45. Otherwise, please move the disclosure to the appropriate section of the Results of Operations discussion.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we have revised the discussion of Selling expenses on page 45. In addition, the tariffs paid was not part of Selling expenses but part of Cost of revenues and the respective discussion was moved to the foregoing paragraph of Cost of revenues on page 45 and page 47.

6)	Refer to your discussion of general and administrative expenses on page 45. Please revise the second sentence to clarify that these expenses increased by $1,286,137 to $2,061,898 for the nine months ended September 30, 2022. In addition, given the material increase in bad debt expense during the period, expand your discussion to clearly describe the circumstances that resulted in that increase. For example, consider including here and expanding upon the disclosures included on page F-33. Also, discuss whether the increase in the allowance for doubtful accounts during the period related to one or more customer accounts and disclose the circumstances that led to management's determination that an allowance relating to these past due accounts was required. Tell us whether the impacted customers were part of the five customers that accounted for 91% of your accounts receivable at December 31, 2021, and update your concentration of credit risk disclosures in your financial statements, as appropriate.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we have revised the discussion of General and administrative expenses on page 45. In addition, for the bad debt expense, we have expanded the discussion and described the reasonableness of bad debt expense accrual on page 45. We have also included more disclosures on page F-33. The increase in the allowance for doubtful accounts during the period related to one customer account. Because the aging of accounts receivable of all other customers was less than 1 year, we believe it is appropriate and sufficient to accrue an allowance for bad debt related to those past due amounts. The circumstance that gave rise to bad debts was neither extensive nor pervasive. The impacted customers were not any of the five customers that accounted for 91% of our accounts receivable at December 31, 2021 and the credit risk was not impacted by the bad debt accrual.

7)	Refer to your discussion of net income on page 46, and please revise the second sentence to clarify that your net income decreased, rather than increased, for the nine months ended September 30, 2022.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we have revised the discussion of net income on page 46.

Liquidity and Capital Resources, page 48

8)	We note instances of inconsistent and confusing disclosure in your discussion of your Liquidity and Capital Resources. Please revise to address the following:

•	In the first sentence of the second paragraph of your discussion of operating activities, clarify that net cash was used in operating activities for the nine months ended September 30, 2022, and reconcile the amounts disclosed for changes in accounts receivable for both 2022 and 2021 with the amounts in the statements of cash flows on page F-26.

•	Refer to the discussion of investing activities and clarify in the first sentence of the first paragraph that net cash was provided by investing activities during the nine months ended September 30, 2022.

•	Refer to the discussion of financing activities for the nine months ended September 30, 2022 and reconcile the short-term loan borrowings obtained of $831,500 with the proceeds from bank borrowings of $713,816 shown on page F-26.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we have revised the discussion of operating activities, investing activities and financing activities, respectively, in Liquidity and Capital Resources section on page 48.

Executive Compensation, page 81

9)	Please update your disclosure to be as of your most recently completed fiscal year.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we have update to include the executive compensation as of the 2022 fiscal year.

Expert, page 102

10)	Please revise to also reference the review report issued by WWC, P.C. on your unaudited interim financial statements as of September 30, 2022 and for the nine months ended September 30, 2022 and 2021. Also, file as Exhibit 15.1 a letter from WWC, P.C. acknowledging awareness of the inclusion and use of their review report in this registration statement. Refer to Item 601(b)(15) of Regulation S-K.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we revised to disclose that WWC, P.C. has also performed of our unaudited interim financial statements as of and for the nine months ended September 30, 2022 and 2021. We filed a letter from WWC, P.C. acknowledging awareness of the inclusion and use of their review report in this registration statement as exhibit 15.1.

Consolidated Statements of Stockholders' Deficit, page F-25

11)	Please revise to also include a statement of stockholders' deficit or equity for the comparative nine months ended September 30, 2021, as indicated in the Index to the financial statements on page F-1. Refer to Rule 8-03(a)(5) and Rule 3-04 of Regulation SX.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we have revised the Consolidated Statements of Stockholders' Deficit on page F-25.

Consolidated Statements of Cash Flows, page F-26

12)	Please describe to us the transactions that resulted in the $925,000 capital contribution from shareholders during the nine months ended September 30, 2022. Revise to include appropriate disclosure in a note to the financial statements.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we have revised the Consolidated Statements of Cash Flows on page F-26 to indicate that the Company had received net cash proceeds from the issuance of convertible notes.

Note 1. Organization and Business

Going Concern, page F-27

13)	Please revise the second sentence to correctly indicate that as of September 30, 2022, you reported total stockholders' equity of $2,217,912, and not a stockholders' deficit as currently disclosed.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we have revised the disclosure regarding the going concern on Page F-27.

Note 2. Summary of Significant Accounting Policies

Net earnings per share of common stock, page F-31

14)	Please expand the table to include comparative data for the nine months ended September 30, 2021. Further, disclose in the last paragraph whether or not there is a dilutive effect to earnings per share for the nine months ended September 30, 2022 for the contingently issuable shares from the Convertible Debentures issued in May 2022.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we have revised the table to provide the potentially dilutive effect of the convertible notes for the nine months ended September 30, 2022 and 2021.

Note 11. Convertible Notes, page F-37

15)	Please expand to clearly disclose the total gross and net proceeds received from issuance of the Convertible Notes in May 2022 and tell us where the proceeds have been reflected in the Statements of Cash Flows on page F-26. We note disclosure on page 86 and in Item 15 on page II-2 that you received gross proceeds of $1,000,000 before deducting placement agent fees and expenses. Also, include a table to disclose the components of the Convertible Notes, net amount presented on your September 30, 2022 balance sheet.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we revised the statements of cash flows to show the net proceeds of $925,000 from the issuance of the convertible notes. We have also added a table to Note 11 on Page F-37.

16)	In addition, revise the Recent Accounting Pronouncements section of Note 2 on page F-32 to include the disclosures required by SAB Topic 11M (SAB 74) concerning the potential effects of your adoption of ASU 2020-06 - 'Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)'. Please include disclosure of when you will adopt the update and how you intend to apply the guidance in ASU 2020-06 to your Convertible Notes.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we have add the new accounting pronouncement on page F-32 including our adoption of the new standard on January 1, 2023. We are still determining if the new standard will have an impact on our accounting and disclosures.

Note 18 - Unrestricted Net Assets, page F-42

17)	Please revise the Condensed Financial Information on Cash Flows presented on page F-43 to only include cash flows relating to the activities of the parent company. We note from page F-42 that you reported parent company cash of $218 at September 30, 2022, while the cash flow activities reported here resulted in an ending cash balance of $35,722 at the same date. Please refer to the guidance in Rule 12-04 of Regulation S-X and revise accordingly, or advise us.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we have revised Note 18 in accordance the guidance found in Rule 12-04 of Regulation S-X.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Northann Corp.

/s/ Lin Li
Name:	Lin Li
Title:	Chief Executive Officer